December 1, 2006

Via U.S. Mail and Facsimile

Brad Nutter
Chief Executive Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184

RE:		Haemonetics Corporation
		Form 10-K for the fiscal year ended April 1, 2006
		File No. 1-10730

Dear Mr. Nutter:

      We have limited our review of your Form 10-K for the fiscal year ended April 1, 2006, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

1. We note that on your website you list distributors in Iran and Syria. Your website also has an electronic contact submittal form with a drop down list that includes Cuba, Iran, the Democratic People`s Republic of Korea, Sudan and Syria. Your 10-K does not include any information regarding contacts with these countries. In light of the fact that Cuba, Iran, North Korea, Sudan and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, if any, whether through distributors or other direct or indirect arrangements.

2. We note that your products include data management and other technologies. Please discuss for us (i) whether any of the products you have sold into any of the referenced countries, or their component parts, have military application; and (ii) whether they have been put to military use by the governments of any of these countries and, if so, the nature of any such uses.

3. Discuss the materiality to you of your contacts with Cuba, Iran,
North Korea, Sudan and Syria, individually and in the aggregate; and whether your contacts with those countries, individually or in the aggregate, constitute a material investment risk for your security holders. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with those countries. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania`s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. Connecticut, Illinois, Maine, New Jersey and
Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Cuba, Iran, North Korea, Sudan and Syria.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Peggy Fisher
		Angela Crane
		Division of Corporation Finance
Brad Nutter
Haemonetics Corporation
December 1, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE